CREDIT SUISSE

June 26, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

The Growth for Good Acquisition Corporation
12 E 49th Street, 11th Floor
New York, New York 10017
Attention: Yana Kakar

      Re: Registration Statement on Form S-4 (Registration No. 333-271195)

To whom it may concern:

Reference is made to the above-referenced registration statement (the "Registration Statement") of The Growth for Good Acquisition Corporation (the "Issuer") under the Securities Act of 1933, as amended (the "Securities Act") with respect to a proposed business combination involving a merger, consolidation, exchange of securities, acquisition of assets, or similar transaction involving the Issuer and Zero Nox, Inc. (the "Transaction"). The Registration Statement has not yet been declared effective as of the date of this letter.

This letter is to advise you that, effective as of March 6, 2023, our firm has (i) waived any back-end fee solely with respect to the Transaction and (ii) resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction.

Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

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Sincerely,

CREDIT SUISSE SECURITIES (USA) LLC



By: _____
Name: Conrad Rubin
Title: Managing Director

cc: Evan Ewing, Staff Attorney